UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On July 3, 2018, the Securities and Exchange Commission (“SEC”) issued a “Wells” notice to Ability Inc. (the “Company”) and two of its officers, directors and controlling shareholders, Anatoly Hurgin and Alexander Aurovsky, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge Capital Acquisition Corporation, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and Messrs. Hurgin and Aurovsky with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. If enforcement action is initiated, this could result in the Company and Messrs. Hurgin and Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of Messrs. Hurgin and Aurovsky only, a bar from serving as an officer or director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: July 6, 2018